FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2009
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

Registrant’s Press Releases dated July 28, 2009 and July 29, 2009.

-FOR IMMEDIATE RELEASE-
ELRON GROUP COMPANY MEDINGO RECEIVES INFORMAL CLEARANCE NOTICE FROM FDA TO MARKET ITS INSULIN MICROPUMP IN THE UNITED STATES.
Tel Aviv, Israel — July 28, 2009 — Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that Medingo Ltd., a group company held 92% by Elron and its subsidiary RDC — Rafael Development Corporation Ltd., has received an informal notice, by electronic mail, that the Food and Drug Administration (“FDA”) has granted clearance to market its Solo™ MicroPump Insulin Delivery System in the United States. A formal and detailed letter from the FDA has not yet been received. Elron will issue an immediate release once a formal letter is received.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies who are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up companies who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to the impact of: the global financial crisis and economic downturn on Elron and its group companies, any decrease in the market value of Given Imaging, the continuing losses incurred by certain group companies, the need of Elron’s group companies for additional capital in order to reach profitability, the possibility of further impairment charges and other risk factors detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect Elron’s business results and compliance with bank covenants. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.

-FOR IMMEDIATE RELEASE-
ELRON GROUP COMPANY MEDINGO RECEIVES FORMAL FDA CLEARANCE TO
MARKET ITS INSULIN MICROPUMP IN THE UNITED STATES.
Tel Aviv, Israel — July 29, 2009 — Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) announced today, that further to it previous announcement on July 28, 2009, Medingo Ltd., a group company held 92% by Elron and its subsidiary, RDC — Rafael Development Corporation Ltd., has received formal clearance from the Food and Drug Administration (“FDA”), to market its Solo™ MicroPump Insulin Delivery System in the United States.
Medingo intends to introduce the Solo™ MicroPump at the American Association of Diabetes Educators Meeting which will take place in August 2009 in Atlanta, U.S.A.
“We are very excited to have received FDA clearance for Medingo’s innovative, miniature, tube-free, insulin delivery system,” commented Arie Mientkavich, Chairman of Medingo and Elron. “This is a major milestone for Medingo, which will enable it to progress to the next phase in its development. Medingo is currently considering alternatives for its go-to-market strategy and the timing of the product launch.”
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies who are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up companies who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to the impact of: the global financial crisis and economic downturn on Elron and its group companies, any decrease in the market value of Given Imaging, the continuing losses incurred by certain group companies, the need of Elron’s group companies for additional capital in order to reach profitability, the possibility of further impairment charges and other risk factors detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect Elron’s business results and compliance with bank covenants. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/ Rinat Remler
Rinat Remler
VP & CFO

Dated: July 29, 2009

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